EXHIBIT 99.1

May 2, 2016	News Release 16-15

Pretivm Renews Preliminary Base Shelf Prospectus

VANCOUVER, British Columbia – May 2, 2016 – Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”), announced today that it has filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, and Multijurisdictional Disclosure System established between Canada and the United States. The existing base shelf prospectus and corresponding shelf registration statement on Form F-10 expires in the coming months.

The base shelf prospectus will allow Pretivm to offer up to US$600,000,000 of common shares, debt securities, preferred shares, subscription receipts, units, warrants and share purchase contracts from time to time over the 25-month period after Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus.

The shelf registration statement filed today with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the preliminary short form base shelf prospectus may be obtained from Alicia Milne, Corporate Secretary by emailing invest@pretivm.com or directing a request to Pretivm at Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1L4, Attn: Alicia Milne, Corporate Secretary, or can be found on SEDAR at www.sedar.com.

About Pretivm

Pretivm is constructing a high-grade underground gold mine at its Brucejack Project in northern British Columbia with commercial production targeted for 2017.

For further information contact:

Joseph Ovsenek	Troy Shultz
President	Manager, Investor Relations & Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604)558-1784
(877)558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Regarding Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to the short form base shelf prospectus, our planned exploration and development activities, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources contained in the Company’s technical report for the Brucejack Project, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, the ability of the Company to successfully close a financing pursuant to the base shelf prospectus or shelf registration statement and those risks identified in Pretivm's Annual Information Form dated March 28, 2016 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.